11693 San Vicente Boulevard

Suite 357

Los Angeles, California 90049

310-207-0665

www.seclawfirm.com Writer’s direct dial:

310-557-3059

June 4, 2024

Ms. Inessa Kessman

Division of Corporation Finance

Office of Technology
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Entravision Communications Corporation 10-K filed March 14, 2024 10-Q filed May 2, 2024 8-K filed May 2, 2024 File No. 001-15997

Dear Ms. Kessman:

I am confirming the substance of our telephone conversation on Tuesday, May 28, 2024, during which I requested, and you agreed to allow, our client, Entravision Communications Corporation, to have until Tuesday, June 11, 2024 to respond to the comment letter of the Staff dated May 20, 2024, referenced above.

If my understanding is incorrect or if you have any questions, please do not hesitate to contact me directly at (310) 557-3059.

Very truly yours,

/s/ Lance Jon Kimmel

Lance Jon Kimmel